EXHIBIT 8.1

Subsidiaries

Legal Name	Place of Incorporation	Doing Business As	Ownership%[1]
Lan Argentina S.A. A	Argentina	Lan Argentina	95%
Inmobiliaria Aeronáutica S.A.	Chile	Inmobiliaria Aeronáutica	100.00%
Inversiones Lan S.A	Chile	Inverlan	100%
Lan Cargo S.A	Chile	Lar Cargo	99.90%
Lan Pax Group S.A	Chile	Lan Pax Group	100.00%
Transporte Aéreo S.A	Chile	Lan Express	100%
Aerolane, Lĺneas Aéreas Nacionales del Ecuador S.A	Ecuador	Lan Ecuador	Voting: 55%
			Non-Voting: 100%
Aerotransporte Mas de Carga S.A.	Mexico	Mas Air	Non-Voting: 99%
			Voting: 24.99%
Lan Perú S.A	Peru	Lan Peru	70.00%
Lantours División Servicios Terrestres SA	Chile	Lantours	100.00%
Lĺnea Aérea Carguera de Colombia S.A.	Colombia	LANCO	90%
Aerovĺas de Integración Regional S.A.	Colombia	Lan Colombia	99.11%
TAM S.A	Brazil	TAM	Non-Voting: 100.00%
			Voting 19.42%

[1]	Percentage of equity owned by LATAM Airlines Group S.A. directly or indirectly through subsidiaries or affiliates